Exhibit 23.2

 CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS
We hereby consent to the use of the name Netherland, Sewell & Associates, Inc.; the references to our audit of Matador Resources Company’s proved oil and natural gas reserves estimates and future net revenue at December 31, 2016; and the inclusion of our corresponding audit letter, dated February 1, 2017, in this Annual Report on Form 10-K of Matador Resources Company for the fiscal year ended December 31, 2016, as well as in the notes to the financial statements included therein. In addition, we hereby consent to the incorporation by reference of our audit letter, dated February 1, 2017, in Matador Resources Company’s Forms S-8 (File No. 333-180641 and File No. 333-204868) and Forms S-3 (File No. 333-187808 and File No. 333-196178).

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas
February 28, 2017